SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the disclosure letter that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

November 6, 2009

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention : Ms. Justina F. Callangan

Director, Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith SEC Form 17-C with a copy of our disclosure letter to the Philippine Stock Exchange regarding certain transactions of our 67%-owned subsidiary, Mabuhay Satellite Corporation.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amy

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  November 6, 2009

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached is a copy of our disclosure letter to the Philippine Stock Exchange dated November 6, 2009 together with the related press release. This pertains to Mabuhay Satellite Corporation (“MSC”), a 67%-owned subsidiary of Philippine Long Distance Telephone Company.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: November 6, 2009

Exhibit 1

6 November 2009

THE PHILIPPINE STOCK EXCHANGE

DISCLOSURE DEPARTMENT

4th Floor, PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Dear Sirs/Mesdames:

We disclose that on 22 October 2009, Mabuhay Satellite Corporation (“MSC”), a 67%-owned subsidiary of Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI), signed several agreements with Asia Broadcast Holdings Ltd. (“ABS”), a Bermuda company engaged in the satellite business. However, these agreements will be effective only upon compliance by both MSC and ABS with certain conditions precedent, including obtaining the requisite corporate and regulatory approvals and conduct of satisfactory due diligence.

The transactions between MSC and ABS involve the wholesale lease by ABS of the Agila-2 satellite from MSC and, upon the satisfaction of various conditions precedent, the purchase by ABS of the business of MSC. Until such time that the conditions precedent under the relevant agreements are met, MSC, under the lead of its President and CEO, Mr. Gabriel Z. Pimentel, shall continue to operate and manage the business on behalf of ABS under an operations and management agreement.

Attached is a related press release on the matter.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Encl.: Press Release

Exhibit 1

ABS Contact: MSC Contact:

Penny Hill Marie Joanne P. Palaroan

Asia Broadcast Satellite Mabuhay Satellite Corporation

Tel: +65 8189 8835 Tel: +63 2 8875788, loc. 125

Email: penny@absatellite.net Email : marie@mabuhaysat.com

PRESS RELEASE

ASIA BROADCAST SATELLITE TO ACQUIRE MABUHAY SATELLITE CORPORATION

XX Nov 2009 – Mabuhay Satellite Corporation (MSC) and Asia Broadcast Satellite (ABS) announced that they have signed an agreement for the sale and purchase of substantially all of the business of MSC. The closing of the transaction will occur upon the issuance of the necessary regulatory U.S. governmental approvals.

MSC's Agila-2 satellite is a Space Systems/Loral FS-1300 spacecraft launched in Aug 1997. The satellite has a payload consisting of 24 Standard C-Band and 6 Extended C-Band transponders covering Asia from India to Philippines, Japan to Indonesia, and a C-band spot beam over Hawaii to provide connectivity to the USA. It also has 24 Ku-band transponders covering the Philippines, Coastal China, Taiwan, and Hong Kong providing capacity for TV distribution, DTH and VSAT services.

The MSC Subic Space Center is a state-of-the-art satellite communications facility in the Philippines providing full satellite operations, payload and client monitoring, tracking, telemetry and control services for Agila-2 in geostationary orbit, and a full Network Operations Center (NOC) managed 24/7 by highly trained professionals.

“ABS, while one of the youngest satellite operators in Asia, has been very progressive with its recent procurement of the ABS-1A, and ABS-2 satellites as part of its fleet’s expansion. We are happy with this acquisition, which leverages the satellite operations capabilities developed through the years by Mabuhay Satellite. This will not only ensure future continuity of Mabuhay’s Subic Space Center but will thrust it into growth as this facility is further expanded to support ABS growing satellite operations needs.”, said Mr. Gabriel Z. Pimentel, CEO of MSC.

“We are very pleased and excited to work with MSC to conclude this transaction. The acquisition of MSC is very strategic for ABS because of the many synergies it creates in combining MSC's range of applications, operational expertise and business relationships with our future growth and long term objectives. ABS will maintain all of Mabuhay's operations in the Philippines and the staff will be integrated with the ABS team”, said Mr. Tom Choi, CEO of Asia Broadcast Satellite. “We feel that this is the perfect complementary marriage of the two companies.”

 -End-

Exhibit 1

About Mabuhay Satellite Corporation (MSC)

Mabuhay Satellite Corporation (MSC) is the first Philippine entity to own and operate a communications satellite.

Incorporated on November 10, 1994 as Mabuhay Philippines Satellite Corporation (MPSC), the company was set up primarily to establish, own, operate and maintain an international satellite facility and other forms of telecommunications equipment that are capable of providing international and domestic communication links to telecommunications; broadcast and other public utility companies operating in the Philippines and other countries: to purchase, sell or lease international satellite facilities and capacity to telecommunication, broadcasting and other public utility corporations; and to manage, and maintain domestic and international satellite facilities of other companies.

For more information, please visit the Company’s website at www.mabuhaysat.com.

About Asia Broadcast Satellite

Asia Broadcast Satellite (ABS) is one of the fastest growing premium satellite operators in the world. Operating the ABS-1 and ABS-1A satellites at 75°EL, it connects 4/5th of the world’s population covering all of Asia, the CIS region, the Middle East, most of Africa and Eastern Europe.

Leveraging its extensive coverage and operating its own full service, redundant teleport facilities in both Hong Kong and Germany, ABS is able to strategically and effectively offer a broad range of End-to-End solutions including CATV distribution, Direct to Home, Cellular Backhaul, VSAT and Internet Backbone services with diverse IP transit through its European and Asian internet gateways. ABS currently hosts over 90 channels on ABS-1, making it as one of the fastest growing and top satellite distribution platforms for CATV distribution in the Indian Ocean Region.

ABS is rapidly expanding its satellite fleet and business worldwide through the procurement for a new state-of-the-art high powered satellite, ABS-2, that is scheduled to become operational during the first half of 2012. The ABS-2 satellite will be one of the largest FSS satellites to be launched over the Eastern Hemisphere with 78 active transponders delivering over 14 kW of payload power. Together with ABS-1, the 75° E will be the most powerful orbital position in the Asia Pacific / Indian Ocean region with over 22kW of power and expansive coverage with 122 active C, Ku and Ka-band transponders.

For more information, please visit the Company’s website at www.absatellite.net.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 6, 2009